MITCHELL SILBERBERG & KNUPP LLP
A LAW PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

Andrew E. Katz A Professional Corporation (310) 312-3738 Phone (310) 231-8408 Fax aek@msk.com

October 4, 2013

VIA FEDEX

Katherine Hsu

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	California Republic Funding, LLC - Form S-3 No. 333-190866

Dear Ms. Hsu:

On behalf of the registrant, California Republic Funding, LLC, we transmit for filing under the Securities Act of 1933, Amendment No. 2 to the registration statement on Form S-3, No. 333-190866. For your convenience, courtesy copies of the amended form of prospectus and prospectus supplement are being provided to you, including a copy that is marked to show changes against the Amendment No. 2 to the registration statement as filed on September 24, 2013.

In addition, we call your attention to the response to the following comment as included in your letter to the registrant dated September 9, 2013, which response was inadvertently not included in Amendment No. 1 filed on September 24, 2013, but is included in Amendment No.2.

Registration Statement on Form S-3

Prospectus

Risk Factors, page 8

1.	Since the Servicer is the Bank, please include a discussion of the conflicts associated with the repurchase provisions given that the seller of Receivables, which is the Bank or an affiliate of the Bank, is the obligated party to repurchase.

We have added a separate risk factor discussing the relationship of the Bank and its affiliates and its effect on the Bank’s and its affiliate’s obligations to repurchase receivables with respect to which such warranties and representations have been breached. Please see page 9 of the form of prospectus.

11377 West Olympic Boulevard, Los Angeles, California 90064-1683

Phone: (310) 312-2000 Fax: (310) 312-3100 Website: WWW.MSK.COM

MITCHELL SILBERBERG & KNUPP LLP

Katherine Hsu

<October 4, 2013>

Please contact me at (310) 312-3738 or aek@msk.com with any questions or comments regarding this matter. Please email any additional comment letters to my attention when they become available. Thank you for your time and attention.

Very truly yours,

/s/ Andrew E. Katz

Andrew E. Katz

A Professional Corporation of

MITCHELL SILBERBERG & KNUPP LLP

AEK/txf

cc: Lulu Cheng